Exhibit 99.1

Gridsum Announces Formation of a Special Committee to Evaluate Non-Binding Proposal

BEIJING, July 22, 2019 — Gridsum Holding Inc. (“Gridsum” or “Company”) (NASDAQ: GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced that in response to the non-binding proposal received by the Company’s Board of Directors on July 15, 2019 (the “Proposal”) from Guosheng Qi, Guofa Yu, their respective affiliated entities, and Beta Dynamic Limited, the Board of Directors of Gridsum has formed a special committee (the “Special Committee”) comprised of three independent directors Mr. Dannis Cheuk Yin Lee, Mr. Xudong Gao and Mr. Feng Lu, to evaluate the Proposal and any other alternative transactions. Mr. Lee has been appointed as Chairman of the Special Committee.

No decisions have been made by the Special Committee with respect to the Company’s response to the Proposal or any other alternative transaction. The Special Committee has not set a definitive timetable for the completion of its evaluation of the Proposal or any other alternative transaction, and does not currently intend to announce developments unless and in the event a definitive agreement has been reached. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the transactions contemplated by the Proposal or any other alternative transaction will be approved or consummated.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and assumptions about Gridsum and the preliminary non-binding proposal. Further information regarding risks and uncertainties faced by Gridsum is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com